December 14, 2017

Via Edgar and FedEx

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen

Office of Natural Resources

Division of Corporate Finance

Re:                             Lonestar Resources US Inc.

Registration Statement on Form S-3

Filed November 7, 2017

File No. 333-221392

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 23, 2017

File No. 1-37670

This letter sets forth the responses of Lonestar Resources US Inc. (the “Company”, “our” or “we”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 1, 2017 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-221392) filed on November 7, 2017 (the “Registration Statement”) and the Company’s Form 10-K for Fiscal Year Ended December 31, 2016 (File No. 1-37670) filed on March 23, 2017 (the “10-K”).

We are concurrently providing certain information responsive to Comment No. 5 in a separate letter to the Staff (the “Supplemental Letter”).

Based on our review of the Staff’s comment letter, we believe that our Registration Statement and 10-K are materially accurate and, accordingly, that amendment is not necessary.  As noted below, we plan to make certain disclosure updates in subsequent filings with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Registration Statement on Form S-3 Filed November 7, 2017

General

1.              Please note that the staff’s comments with regard to your Form 10-K for the fiscal year ended December 31, 2016 must be resolved before we will be in a position to declare your registration statement effective.

Response:

The Company understands and acknowledges the Staff’s comment.

Form 10-K for the Fiscal Year ended December 31, 2016

General

2.              We note in your Highlights section of your earnings releases you present the non-GAAP measure Adjusted EBITDAX, but omit disclosure and discussion of the most directly comparable GAAP measure. Please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for additional guidance.

Response:

The Company acknowledges the Staff’s comment.  The Company has reviewed relevant regulations and Compliance and Disclosure Interpretations and will prepare future earnings releases in accordance with applicable rules and regulations.

Business, page 3

3.              Please provide the total gross and net productive wells expressed separately for oil and gas to comply with paragraph (a) of Item 1208 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment.  As of December 31, 2016, we had a total of 66 gross (60 net) productive wells related to the production of oil and 4 gross (2 net) productive wells related to the production of natural gas.  The majority of these wells lie in what the Company believes to be the Eagle Ford’s crude oil and condensate window and the 4 gross (2 net) wells categorized as gas wells produce substantial amounts of crude oil and/or condensate and other liquid hydrocarbons. We believe that, as compared to the number of gross and net productive wells related to the production of oil, our productive wells related to the production of natural gas are immaterial to our business and results of operations, but as a matter of clarification and to fully comply with Item 1028 of Regulation S-K, we propose to include the following information in future filings:

	Oil Wells		Gas Wells		Total
	Producing Wells		Producing Wells		Producing Wells
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford
Western	37	36	4	2	41	38
Central	19	15	0	0	19	15
Eastern	10	9	0	0	10	9
	66	60	4	2	70	62

Development of Proved Undeveloped Reserves, page 10

4.              You disclose that you converted 2,435 Mboe of proved undeveloped reserves to developed status during 2016, equating to approximately 9.1% of the total prior year-end proved undeveloped reserves. In comparison, you disclose 29,542 MBoe in total proved undeveloped reserves to be converted to developed status over the next five years. Given that this rate of development, if sustained, would not be sufficient to develop your reserves over the next five years, disclose the reasons for the limited progress made during 2016 and explain whether, and to what extent and in what manner, your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company has historically recorded proved undeveloped reserves when all of the requirements of Rule 4-10 of Regulation S-X have been met.  The amount and timing of capital expenditures is largely discretionary and within the control of our management and depend on a variety of factors, including, but not limited to, the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, seasonal conditions and drilling and acquisitions costs.  Due to the substantial decline in commodity prices that began in late 2014 and continued throughout 2016, we chose to defer a portion of planned capital expenditures during this time to preserve future values and reduced our drilling and completion budget from $81 million during 2015 to $37.5 million during 2016.  As a result, the number of wells brought online and placed into service decreased from 16 gross (12.5 net) wells in 2015 to 5 gross (3.7 net) wells in 2016.  However, the Company has increased its capital spending so far in 2017 to approximately $73 million and brought online 16 gross (15 net) wells in 2017, an increase of approximately 305% from 2016.  The Company anticipates spending still more in 2018 and provided guidance in its earnings release and corresponding press relese that it anticipates spending between approximately $95 million to $100 million during the year to bring online 16 to 18 net wells.

In future filings, we endeavor to sufficiently disclose, pursuant to Rule 4-10(a)(31)(ii) of Regulation S-X, progress, or lack thereof, and any factors, such as the recent decrease in commodity prices, that impacted progress in converting proved undeveloped reserves to developed status and the reasons for any limited progress in developing proved reserves in light of Rule 4-10(a)(31)(ii) of Regulation S-X.  We have set forth below expanded disclosure in the net quantities of total undeveloped reserves for the year ended December 31, 2016 (added disclosure is denoted by underline).  We undertake to prospectively provide similar disclosure in future filings.

“Development of Proved Undeveloped Reserves

The Company books proved undeveloped reserves only if it plans to convert these reserves to proved developed producing reserves within five years from the date they were first booked.  Due to the decline in commodity prices that began in late 2014 and continued throughout 2016, we chose to defer a portion of planned capital expenditures during 2016 and reduced our drilling and completion budget.  Accordingly, we did not maintain a pace during 2016 of converting proved undeveloped reserves to proved developed producing reserves to convert all proved undeveloped reserves within five years.  However, the Company has reviewed its proved undeveloped reserves as of December 31, 2016 to ensure an appropriate plan for development exists and the Company anticipates converting all proved undeveloped resources within five years of their initial booking.

At December 31, 2016, our proved undeveloped reserves were approximately 29,542 MBoe, an increase of approximately 2,640 MBoe over our December 31, 2015 estimated proved undeveloped reserves of approximately 26,902 MBoe. In 2016, we added net proved undeveloped reserves of 6,368 MBoe as a result of drilling and completion activities and 32 MBoe as a result of the acquisition of proved undeveloped reserves. During 2016, approximately 2,435 MBoe of proved undeveloped reserves, as of December 31, 2015, were converted to proved developed reserves as a result of drilling and completion activities during the year, and 1,325 MBoe of reserves were subtracted from our proved undeveloped reserves as a result of revisions in estimates from 2015.  During the year ended December 31, 2016, we incurred capital expenditures of approximately $39.4 million to convert these proved undeveloped reserves as of December 31, 2015 to proved developed reserves.”

5.              Please provide us with your development schedule, indicating for each future annual period, the number of gross wells drilled, the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2016 to developed. Refer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us whether all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the management including approval by the Board, if such approval is required. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:

As requested by the Staff, in the Supplemental Letter, we have provided the Company’s development schedule, indicating for each future annual period, the number of gross wells drilled, the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2016 to developed.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company maintains a detailed development plan, which includes the timing, location and capital commitment of wells to be drilled, the annual amount of proved reserves and required investment and provides for the development of all undeveloped proved reserves within five years of their initial booking.  The development plan is reviewed and approved by senior management — board of director approval is not required.  Such development plan constitutes more than a “mere intent to develop” but, like our capital budget discussed in our response to Comment #4, is subject to change based on a number of factors.

Oil and Natural Gas Data, page 8

6.              Please revise your reconciliation of the non-GAAP measure PV-10 beginning on page 9 to begin with the Standardized Measure of Discounted Future Net Cash Flows, the most directly comparable GAAP measure. Your current presentation places greater prominence on the non-GAAP measure and is inconsistent with Question 102.10 of the Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and confirms that in future filings that Company will revise its reconciliation to begin with Standardized Measures of Discounted Future Net Cash Flows, ensuring that the non-GAAP measure does not receive undue prominence.

Notes to Consolidated Financial Statements

Unaudited Supplementary Information

Net proved Reserve Summary, page F-26

7.              Please expand the disclosure relating to the changes in total net proved reserves for each of the periods presented to provide an appropriate narrative explanation for the significant changes relating to each line item entry within your reconciliation, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. Your explanation should address the change for the line item by separately identifying and quantifying each factor that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. This comment also applies to the disclosure of revisions of previous estimates of proved undeveloped reserves provided elsewhere on page 10 for the fiscal year ended December 31, 2016. Refer to Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-5.

Response:

The Company acknowledges the Staff’s comment.  We have set forth below expanded disclosure in the net quantities of total reserves for the years ended December 31, 2015 and 2016 to supplement the tabular disclosure on page F-26 of the 10-K (added disclosure is denoted by underline).  We will provide similar disclosure for significant changes to total net proved reserves and revisions of previous estimates of proved undeveloped reserves in future filings.

“Extensions and discoveries

For the year ended December 31, 2016, the Company added 292 MBoe of proved developed reserves and 6,368 MBoe of proved undeveloped reserves through our drilling program and associated offset locations.

For the year ended December 31, 2015, the Company added 2,186 MBoe of proved developed reserves and 14,364 MBoe of proved undeveloped reserves through our drilling program and associated offset locations.

Revisions of previous estimates

For the year ended December 31, 2016, revisions of previous estimates reduced the Company’s proved reserves by 2,456 MBoe. Included in revisions of previous estimates were:

•                  Negative revisions due to price of 2,141 MBoe primarily due to the decline in the 12-Month Average Realized price for crude oil; and

•                  Negative revisions due to performance of 315 MBoe.

For the year ended December 31, 2015, revisions of previous estimates reduced the Company’s proved reserves by 7,211 MBoe. Included in revisions of previous estimates were:

•                  Negative revisions due to price of 6,421 MBoe primarily due to the decline in the 12-Month Average Realized price for crude oil; and

•                  Negative revisions due to performance of 790 MBoe.

Purchases of minerals in place

For the year ended December 31, 2016, purchases of reserves in place included 339 MBoe of proved developed reserves associated with a working interest acquisition in Brazos County, Texas.

For the year ended December 31, 2015, purchases of reserves in place included 26 MBoe of proved developed reserves and 2,204 MBoe of proved undeveloped reserves associated with an acquisition in La Salle County, Texas.

Sales of reserves in place

For the year ended December 31, 2016, reserves sold included 2,048 MBoe of proved developed reserves associated with the divestiture of the Company’s Conventional Assets.

There were no reserves sold for the year ended December 31, 2015.

Production

For the year ended December 31, 2016, we produced 2,157 MBoe from our reserves, 157 MBoe of which related to our conventional assets which were sold during the year.  For the year ended December 31, 2015, we produced 2,350 MBoe from our reserves.”

Standardized Measure of Discounted Future Net Cash Flows, page F-27

8.              Please tell us if the asset retirement obligations used in the calculation of the standardized measure include the costs related to the future undrilled proved locations for which you have assigned proved undeveloped reserves as of December 31, 2015 and 2016, respectively, as well as costs related to the abandonment of the related equipment, facilities and gathering lines. If such costs have been omitted, please revise your estimates or tell us why a revision in the calculation of the standardized measure is not necessary.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that costs related to the abandonment of undrilled proved locations are included in the estimated capital costs assumed in the reserve report.  This cost is scheduled to be incurred at the end of the economic life of each well and therefore included in the standardized measure calculation.

Exhibit 99.4 to Form 10-K for the Fiscal Year ended December 31, 2016

9.              The reserves report appears to have certain inconsistencies with the disclosure in your annual report on Form 10-K and does not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to address the following points.

•                  The reserves report appears to indicate that the reserves presented therein were prepared in conformance with the definitions and requirements of the Society of Petroleum Engineers, the World Petroleum Council, the American Association of Petroleum Geologists and the Society of Petroleum Evaluation Engineers Petroleum Resources Management System, e.g. the SPE PRMS.

Please advise or obtain and file a revised reserves report that removes references to definitions and requirement other than those as identified under 1) Item 1201(c) of Regulation S-K which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200 and 2) the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas.

To the extent that your estimates do not meet the requirements of the SEC and FASB, please amend the reserves report and the estimates of reserves and future net cash flows presented throughout your annual report on Form 10-K for the fiscal year ended December 31, 2016.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the first full paragraph on page 3 of the report states, “The estimated Proved reserves herein have been prepared in conformance with all SEC definitions and requirements in the above referenced publications as well as all SPE, WPC, AAPG, and SPEE definitions and requirements,” confirms that the estimated reserves were prepared applying the appropriate definitions.  The Company proposes to prospectively obtain and file future reserves reports that include and reference only the definitions required by Regulation S-X and the FASB Accounting Standards Codification.

•                  The reserves report includes information relating to probable and possible reserves not provided in your annual report on Form 10-K. It is the staff’s view that the information in the reserves report should correlate with the disclosure in the filing. Please either obtain and file a revised reserve report that does not include the information relating to probable and possible reserves, or revise your Form 10-K to present this optional information in a manner that is consistent with the disclosure requirements under Item 1202 of Regulation S-K.

The Company acknowledges the Staff’s comment and proposes to prospectively obtain and file future reserves reports that do not include information relating to probable and possible reserves.

•                  The reserves report should include the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission. This information should be included in the report pursuant to Item 1202(a)(8)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the first section on page 2 of the report reflects the report’s purpose and for whom it was prepared.  The referenced section is included below.

“Purpose of Report — The purpose of this report is to provide Lonestar and its financial advisors with an estimate of future reserves and net revenues attributable to certain interests owned by Lonestar effective January 1, 2017.”

•                  The reserves report should include the date on which the report was completed (in addition to the effective date). This information should be included in the report pursuant to Item 1202(a)(8)(ii) of Regulation S-K.

The Company respectfully advises the Staff that the report was completed on February 14, 2017, the date of the letter.  The Company proposes to prospectively obtain and file future reserves reports that explicitly set forth the date each report was completed and its effective date.

•                  The reserves report should include the proportion of the registrant’s total reserves covered by the report. This information should be included in the report pursuant to Item 1202(a)(8)(iii) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that the reserve reports covered 100% of the Company’s total reserves at the time of the report.  The Company historically obtained two reserve reports — one for all of its conventional assets and another report for all of its Eagle Ford shale assets. After the Company sold its conventional assets in the second half of 2016, the filed report covered all of the Company’s assets at the time of the report.  The Company proposes to prospectively obtain and file future reserves reports that explicitly set forth the proportion of the registrant’s total reserves covered by such report.

•                  The reserves report should include the figures for the average realized prices by product type after adjustments for location and quality differentials such as transportation, quality, and gravity in addition to the initial benchmark prices for the reserves included in the report. This information should be included in the report as part of the primary economic assumptions pursuant to Item 1202(a)(8)(v) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as part of the primary economic assumptions noted in the report under the heading “Product Prices,” the report applied pricing differentials in order to reflect prices actually received at the wellhead which differentials were based on historical pricing data provided by the Company for the twelve month time period ended November 2016.  The Company proposes to prospectively obtain and file reserve reports that explicit set forth the average realized prices by product type after adjustments for location and quality differentials.

*    *    *    *    *

We believe these responses satisfy the Staff’s requests.  We would welcome the opportunity to discuss the matters further with the Staff upon your receipt and review of this information.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, David J. Miller, at Latham & Watkins LLP, at (713) 546-7463.

Sincerely,

Lonestar Resources US Inc.

/s/ Frank D. Bracken III
Frank D. Bracken III
Chief Executive Officer

Cc:                             J. Michael Chambers

Latham & Watkins LLP

David J. Miller

Latham & Watkins LLP